SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Centogene N.V.

(Name of Issuer)

Common Shares, €0.12 par value per share

(Title of Class of Securities)

N1976T109

(CUSIP Number)

Florian Kaiser

DPE Deutsche Private Equity

Ludwigstrasse 7

80539 Munich, Germany

+49 89 200038-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N1976T109

1.	Names of Reporting Persons. DPE Deutsche Private Equity Gesellschaft mbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,241,315
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,241,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,241,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. DPE Deutschland II A GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,415,661
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,415,661

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,415,661
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. DPE Deutschland II B GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,825,654
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,825,654

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,825,654
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. Deutsche Private Equity Administration GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,241,315
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,241,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,241,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. Marc Thiery
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,241,315
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,241,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,241,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.9%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 22, 2019 by the Reporting Persons (as amended from time to time, the “Schedule 13D”), relating to their beneficial ownership in Centogene N.V. (the “Issuer”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

DPE II A and DPE II B purchased the securities set forth in Item 5 using funds from working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 27,071,224 outstanding shares of Common Stock, as reported by the Issuer to the Reporting Persons, and includes the Warrants set forth in Item 5(c) below.

(c) On January 31, 2022 DPE II A acquired 1,098,798 shares of Common Stock and warrants to purchase 329,639 shares of Common Stock (“Warrants”) and DPE II B acquired 573,395 shares of Common Stock and Warrants to acquire 172,018 shares of Common Stock from the Issuer at a purchase price of $3.73 per share from the Issuer in its private placement financing. The Warrants are exercisable at an exercise price of $7.72 per share at an exercise price of $7.72 per share and expire December 31, 2026.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(c) above is incorporated by reference into this Item 6.

The securities set forth in Item 5(c) were acquired pursuant to a Securities Purchase Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 4 Securities Purchase Agreement, dated January 31, 2022, by and among Centogene N.V. and the Investors identified on Schedule 1 attached thereto (incorporated by reference to Exhibit 99.4 to the Issuer’s Form 6-K furnished with the SEC on February 1, 2022) (the Issuer has omitted portions of this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material)

Exhibit 5 Warrant Agreement, dated January 31, 2022, by and among Centogene N.V. and the Investors identified on Schedule 1 attached thereto (incorporated by reference to Exhibit 99.5 to the Issuer’s Form 6-K furnished with the SEC on February 1, 2022)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022

DPE DEUTSCHE PRIVATE EQUITY GESELLSCHAFT MBH

By:	/s/ Marc Thiery
Name:	Marc Thiery
Title:	Managing Director

DPE DEUTSCHLAND II A GMBH & CO. KG
By its general partner Deutsche Private Equity Administration GmbH

By:	/s/ Marc Thiery
Name:	Marc Thiery
Title:	Managing Director

DPE DEUTSCHLAND II B GMBH & CO. KG
By its general partner Deutsche Private Equity Administration GmbH

By:	/s/ Marc Thiery
Name:	Marc Thiery
Title:	Managing Director

DEUTSCHE PRIVATE EQUITY ADMINISTRATION GMBH

By:	/s/ Marc Thiery
Name:	Marc Thiery
Title:	Managing Director

/s/ Marc Thiery
Marc Thiery